Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

8 September 2008

Dear Shareholder,

Following the release of our 2008 results I thought that it was timely to send you this brief update on a number of positive developments for your company.

Strong Financial Results

You will have seen by now our outstanding results for our last fiscal year (to June 2008) as presented by our senior management team on 18 August 2008. Our attributable profit was US$15.4 billion, up 12.4% on our last fiscal year. This reflects not only the robust demand for our products and strong prices, but more importantly our excellent operating performance, particularly in delivering new volume and on containing costs in what has been an inflationary cost environment for the mining industry.

That our people delivered such an excellent result at a time when there are many challenges is a testament to their skill and focus, and the leadership of your CEO, Marius Kloppers, and his leadership team.

These results have enabled us to declare a final dividend of 41 US cents per share, bringing the 2008 full year dividend to 70 US cents per share. This represents an annual dividend increase of 49 per cent over last year and 150 per cent over the past three years. The significant upwards rebasing of the final dividend will form the starting reference point for future periods, and is a sign of the Board’s confidence in the medium term outlook and the ability of the business to consistently deliver future earnings and cash flow.

Attached to this letter are some of the key financial measures showing BHP Billiton’s sustained performance since the merger in 2001, a record of which we are very proud.

New Production and New Projects

During the last 12 months your management team has brought into production 11 major new projects in oil and gas, iron ore, nickel, copper and diamonds. For our petroleum division this amounts to additional production capacity of 170,000 barrels of oil per day and 97 million cubic feet of gas per day. For our mineral products, these projects deliver additional production capacity of 21 million tonnes of iron ore, 58,000 tonnes of nickel and 70,000 tonnes of copper to our customers around the world.

We also currently have another 16 projects under development representing a total capital cost of US$12.4 billion. In every case, these projects were approved by the Board after extensive review and analysis confirmed in the Board’s view that each should deliver material increased value for the company and meet our return on capital requirements.

Sustainable Development

We are conscious of the need to deliver resources to the world in an environmentally and socially responsible manner. Climate change is an issue of particular relevance to the mining industry and I want to assure you that BHP Billiton is committed to playing a constructive role. As well as exploring ways to reduce the emissions associated with our businesses, we are working with governments, industry associations and other stakeholders to address this global challenge. Along with others, we are leading efforts in the coal industry to push the commercialisation of technologies capable of reducing, very significantly, CO2 emissions from the use of coal.

We have maintained our commitment to invest 1 per cent of our pre-tax profit on a three year rolling average in community programs. During the past financial year our contribution totalled US$141 million with the majority committed to projects aimed at improving the health, education, socio-economic and environmental outcomes in our host communities.

We are also proud of our Matched Giving Program which enables our employees to direct a proportion of our community expenditure to programs they chose to support themselves on a dollar for dollar basis. During the past financial year we matched US$4.8 million dollars in employee contributions (donations, fundraising or volunteer time) to over 1,000 charities.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 180 Lonsdale Street, Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1BH United Kingdom
Telephone +61 1300 55 4757 Facsimile +61 3 9609 3015	Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

Olympics and Paralympics

BHP Billiton is a major sponsor of both the Beijing Olympic Games and the Paralympic Games. These are global events, and an opportunity for us to contribute back to the global community. Not only did BHP Billiton operations provide all of the gold, silver and copper from which the Olympic and Paralympic medals were made, but our local employees in various countries in which we operate have been very active in providing pre-Games support for their local athletes’ participation.

We pay tribute to the performance of all participating athletes in the Olympics who have now returned to their countries and communities as Olympic heroes, and wish the best of luck to those competing in the Paralympic Games.

Offer for Rio Tinto

Since making our proposal to acquire Rio Tinto in February 2008 we have continued to progress our offer in a number of ways. We have:

•	commenced the process of seeking approval from the various regulatory authorities whose approval is required to satisfy the pre-conditions of our offer;

•	given several major presentations on our businesses to shareholders and investors, which can be found in the ‘Investors and Media’ section of our website;

•	been meeting regularly with our institutional shareholders, and

•	been meeting with a large number of individual shareholders, stockbrokers and people in the financial services industry.

The theme for these meetings and presentations has been to highlight the outstanding track record of BHP Billiton, provide some further insight into our Tier 1 asset portfolio and our future growth opportunities and to explain the benefits that could be shared by both sets of shareholders from the combination of the two companies.

Our recent results highlight the strength of BHP Billiton’s diversified portfolio of assets in a world in which the growth in demand for natural resources is continuing. The combination of BHP Billiton and Rio Tinto would enhance the ability to supply those natural resources to customers and create an organisation without comparison in the natural resources industry in terms of strategy, asset mix and quality, and culture. Your Board believes the combination of BHP Billiton and Rio Tinto will benefit the shareholders of both companies.

We continue to expect that the regulatory review process will be completed by around the end of the 2008 calendar year. This may seem to some to be a very slow process, but let me assure you that this timeframe is not unusual for a transaction of this nature. Following satisfaction or waiver of the pre-conditions, we will send formal offer documents and acceptance forms to Rio Tinto shareholders and convene an Extraordinary General Meeting at which BHP Billiton’s shareholders will have the opportunity to approve, among other things, the offer for Rio Tinto.

We will keep you informed on developments in relation to our offer for Rio Tinto. In the meantime we continue to focus on our operations and business performance in order to maximise value for our shareholders.

Other Information

Also enclosed with this letter is a summary of some of the key investor presentations and themes given over the past few months, which we hope you will find of interest.

We have an outstanding portfolio of businesses and each is extremely well positioned to capitalise on the strength of the markets in which they operate. We have a great company as it is today and we are confident we will continue to grow strongly.

Should you have any questions please do not hesitate to either contact our investor relations department on investor.relations@bhpbilliton.com, visit our website at www.bhpbilliton.com or contact our dedicated shareholder help line on the numbers shown on the reverse of this letter.

Yours sincerely,

Don Argus

Chairman

BHP BILLITON RECENT Financial Performance(a)

Profitability

Attributable profit(b)

FY2008 attributable profit of US$15.4bn, up from US$1.9bn in FY2002...

CAGR: 42%

US$bn

16 14 12 10 8 6 4 2 0

FY02 FY03 FY04 FY05 FY06 FY07 FY08

Underlying EBIT margin(c)

.delivered from a diversified portfolio of high quality, high margin businesses

0% 10% 20% 30% 40% 50%

+24%

FY02 FY03 FY04 FY05 FY06 FY07 FY08

Financial returns for shareholders

Earnings per share(c)

EPS compound annual growth rate (“CAGR”) of 44% since establishment of the DLC...

USc

CAGR: 44%

300 250 200 150 100 50 0

FY02 FY03 FY04 FY05 FY06 FY07 FY08

Dividends per share(d)

...and 32% CAGR in ordinary DPS, including 13 consecutive dividend increases

CAGR: 32%

USc

80 70 60 50 40 30 20 10 0

FY02 FY03 FY04 FY05 FY06 FY07 FY08

Delivery of production growth

Historical production growth(f)

Historical production growth of 8% CAGR demonstrates our track record of delivering...

CAGR: 8%

Index:CY02=100

150 140 130 120 110 100 90

CY02 CY03 CY04 CY05 CY06 CY07

Estimated future production growth(g)

.future production growth of 7% CAGR expected between CY2007 and CY2012

CAGR: 7%

Index:CY07-100

150 140 130 120 110 100 90 CY07

CY08E CY09E CY10E CY11E CY12E

Source: Annual reports, BHP Billiton analysis.

Note that American Depository Shares (ADSs) each represent two fully paid ordinary shares. Per share numbers shown above should be adjusted accordingly for per ADS comparisons.

Note FY2002 data excludes the results of BHP Billiton’s steel business which was demerged in July 2002.

(a)

All financial figures from FY2002 to FY2005 are calculated under UKGAAP, FY2005 is calculated using IFRS under equity method for jointly controlled entities and FY2006-FY2008 IFRS with proportional consolidation.

(b)	Attributable Profit excluding exceptional items.
(c)	Underlying EBIT Margin is calculated excluding third party product activities.
(d)	Basic earnings per share, excluding exceptional items.
(e)	Two interim dividends were paid in FY2004.
(f)	Production from continuing operations converted to copper equivalent units using CY2007 average realised prices.
(g)

Growth in production volumes on a copper equivalent units basis between CY2007 and CY2012 calculated using BHP Billiton estimates for BHP Billiton production. Production volumes exclude BHP Billiton’s Specialty Products operation and all bauxite production. All energy coal businesses are included. Alumina volumes reflect only tonnes available for external sale. Conversion of production forecasts to copper equivalent units completed using long term consensus price forecasts, plus BHP Billiton assumptions for diamonds, domestic coal and manganese. Prices as at July 2008.

OVERVIEW OF RECENT

BHP BILLITON INVESTOR PRESENTATIONS

PetroleumCSG BRIEFING

High quality upstream business positioned to deliver growth and value in an energy short world

Flexibility of a medium sized oil and gas business with the financial strength of a super major

Leverage to strong oil prices

10% p.a. average production growth expected between FY2007 and FY2011

STEELMAKING MATERIALS CSG BRIEFING

Top 3 industry position in all 3 steelmaking inputs (iron ore, metallurgical coal and manganese)

Strong demand environment for all 3inputs driven by the industrialisation and urbanisation of China, India and other emerging economies

Large, low cost, Australian-based operations provide proximity advantages to key growth markets

Expansions of existing assets is expected to provide significant future production growth

BHP BILLITON’S

FUTURE GROWTH

Growth pipeline focused on high margin commodities and on expansions of existing assets in stable geographies, which significantly reduces risk

28 growth projects in execution or feasibility with a capital commitment of ~US$25bn

A further ~US$90bn of medium/long-term growth options being assessed

Expected future production growth of 6.9% CAGR between CY2007 and CY2012(c)

BHP Billiton net production forecast(a)

(mmboe/yr)

~10% CAGR

200

160

120

80

40

0

Gas

Liquids

FY07

FY08E

FY09E

FY10E

FY11E

Commodity price movement(b)

(% change, 2003—2008)

700

600

500

400

300

200

100

0

552% 512% 377%

Iron Ore Manganese Met. Coal

Estimated production growth(c)

(Copper equivalent tonnes, ‘000s)

14,000

7% CAGR

12,000

10,000

8,000

6,000

4,000

2,000

0

CY07

CY08E

CY09E

CY10E

CY11E

CY12E

FY2008 PRELIMINARY RESULTS

Seventh consecutive year of record earnings, driven by excellent operating performance, cost control and delivery of high margin growth projects into strong market conditions

Annual production records achieved in yseven commodities

Attributable profit up 12.4% to US$15.4bn and EPS up 17.5%(d)

Significant upwards rebasing of the final dividend. Annual dividend of US70 cents per share, a 49% increase over last year

Ordinary dividends per share

(US cents per share)

49% Increase

31% Increase

80

60

40

up 12. to up .5%

20

rebasing of dividend0 US70 increase overFY06 FY07 FY08

Source: Annual reports, BHP Billiton analysis.

(a)

Note production forecast shown as per graph on pp79 of the Petroleum CSG Breifing on 7-May-2008. Since this date BHP Billiton released the Production Report for the year ended 30-Jun-2008. Production volumes for the Petroleum CSG were 129.5mmboe for the year ended 30-Jun-2008

(b)

Historical nominal prices based on Japanese financial year benchmarks beginning April of relevant year. Metallurgical coal based on Peak Downs Hay Point FOB, JFY2008 forecast prices calculated based on 206-240% increase above JFY2007 benchmark – per BHP Billiton announcement 9-Apr-2008. Manganese based on GEMCO lump ore contract FOB, JFY2008 prices based on recent manganese spot price settlement reported in the Tex Report on 12-Feb-2008. Iron ore based on benchmark FOB prices, JFY2008 forecast prices calculated based on 79.9% increase above JFY2007 benchmark – per BHP Billiton settlement for Newman and Yandi fines on 4-Jul-2008.

(c)

Growth in production volumes on a copper equivalent units basis between CY2007 and CY2012 calculated using BHP Billiton estimates for BHP Billiton production. Production volumes exclude BHP Billiton’s Specialty Products operation and all bauxite production. All energy coal businesses are included. Alumina volumes reflect only tonnes available for external sale. Conversion of production forecasts to copper equivalent units completed using long term consensus price forecasts, plus BHP Billiton assumptions for diamonds, domestic coal and manganese. Prices as at July 2008.

(d)	Excludes exceptional items. Including exceptional items, basic earnings per share was up 20.0%.

DISCLAIMER

The directors of BHP Billiton Limited and BHP Billiton Plc (“BHP Billiton”) accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the document or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith. Information about Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) is based on public information which has not been independently verified.

This document is for information purposes only and does not constitute or form part of any offer for sale or issue of any securities or an offer or invitation to purchase or subscribe for any such securities, nor shall it or any part of it be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom. The distribution of this document in certain jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and such other documents or materials are made available to the recipients thereof solely on the basis that they are persons falling within the ambit of Section 273(1)(b) of the Securities and Futures Act (Chapter 289) of Singapore and may not be relied upon by any person other than shareholders of BHP Billiton in connection with the offer of BHP Billiton Shares as consideration for the acquisition of Rio Tinto Shares by BHP Billiton Limited for any purpose. The offer of BHP Billiton Shares will not be made with a view to any or all BHP Billiton Shares being subsequently offered for sale in Singapore within six months after the allotment of such BHP Billiton Shares. Recipients of this document, and any other document or material in connection thereto, in Singapore shall not reissue, circulate or distribute this document or any part thereof in any manner whatsoever to any person in Singapore.

Certain statements in this document are forward-looking statements (including statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as “intends,” “expects,” “anticipates,” “targets,” plans,” “estimates” and words of similar import.) These statements are based on current expectations and beliefs and numerous assumptions regarding BHP Billiton’s present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions, expectations and beliefs may or may not prove to be correct and by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.

Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to, BHP Billiton’s ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, and the risk factors discussed in BHP Billiton’s and Rio Tinto’s filings with the U.S. Securities and Exchange Commission (“SEC”) (including in Annual Reports on Form 20-F) which are available at the SEC’s website (http://www.sec.gov). Save as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited, BHP Billiton undertakes no duty to update any forward-looking statements in this document.

No statement concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this document should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.

References in this document to “$” are to United States dollars unless otherwise specified.

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the SEC a Registration Statement (the “Registration Statement”), which will contain a prospectus (the “Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

MORE INFORMATION

Internet

More information on BHP Billiton or BHP Billiton’s offer for Rio Tinto can be found at either of the following web pages:

BHP Billiton: www.bhpbilliton.com

BHP Billiton’s offer for Rio Tinto: www.bhpbilliton.com/RioTintoOffer

Or Email: investor.relations@bhpbilliton.com

BHP Billiton Shareholder Information Helpline

Alternatively if you have any additional questions you can contact the Shareholder Information Helpline on the following numbers:

Australia toll free: 1300 766 363

New Zealand toll free: 0800 668 228 (for callers outside Australia & New Zealand dial +61 3 9415 4365)

EU toll free, including the UK*: 00 800 6520 6520 (for callers outside the EU dial +44 117 378 5973)

*Note the European Union Free Call number is applicable for callers from the following countries - UK, Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Norway, Spain, Sweden and Switzerland.

South Africa toll free: 0800 202 361 (for callers outside South Africa dial +27 11 3730004)

United States toll free: 800 339 1045 (for BHP Billiton ADR holders calling outside of the United States dial +1 212 440 9800)

Shareholder Services – Computershare

For information about your shareholding contact:

Australia

Phone: 1300 656 780 (within Australia)

Phone: (+61 3) 9415 4020 (outside Australia)

Fax: (+61 3) 9473 2460

United Kingdom

Phone: (+44 870) 889 3148

Fax: (+44 870) 703 6103

United States

Phone: 1 888 404 6340 (toll-free within US)

Fax: (+1 312) 461 4331

New Zealand

Phone: (+64 9) 488 8777

Fax: (+64 9) 488 8787

South Africa

Phone: (+27 11) 373 0033

Fax: (+27 11) 688 5250